EXHIBIT 99.2

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2012

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (”Acasti” or "the Corporation”) as at August 31, 2012 and for the three and six-month periods then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended August 31, 2012 and 2011. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (”Neptune”), in August 2008. The Corporation was inactive prior to this date.

This analysis, completed on October 11, 2012, must be read in conjunction with the Corporation’s financial statements for the three and six-month periods ended August 31, 2012 and 2011. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (IFRS), as issued by the International Accounting Standard Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Corporation completed its listing application on the TSX-Venture Exchange. As a result the Corporation had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development, Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health

management analysis of the financial situation and operating results

Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti’s new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as medical food and drug products. The products developed by Acasti require the approval from the U.S. Food and Drug Administration (FDA) before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Corporation will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune’s management, will allow the financial community to differentiate the Corporation’s cardiovascular pharmaceutical activities from Neptune’s core nutraceutical business and will also enable Neptune and the Corporation to conclude separately nutraceutical and pharmaceutical strategic alliances.

Operations

During the three-month period ended August 31, 2012, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights:

During the previous fiscal year, Acasti initiated two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti’s prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended August 31, 2012.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Acasti has made its first sales to a US Medical Food distributor, which has initiated distribution of OnemiaTM through its US nationwide network of physicians, under its own brand name Lypicol. Also, more physicians have initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind-the-counter (by doctor’s recommendation only) medical food. Should sales of Onemia™ provide short-term revenues, they will contribute to Acasti’s further research and development projects.

Basis of presentation of the financial statements

The Corporation’s assets as at August 31, 2012 include cash and short-term investments for an amount of $5,159, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders as well as by the net proceeds from the $1,979 private financing completed on February 13, 2012. The Corporation also has trade and other receivables of $701, receivable from a corporation under common control of $50 and tax credits receivable for an amount of $698 as at August 31, 2012. The Corporation’s liabilities at August 31, 2012 are comprised primarily of amounts due to Neptune of $417 and other creditors for $826 as well as royalties payable to Neptune for $175. The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at August 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

management analysis of the financial situation and operating results

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Revenue from sales	237	–	251	–
Adjusted EBITDA(1)	(1,037)	(1,254)	(1,953)	(1,947)
Net loss and comprehensive loss	(1,752)	(1,724)	(3,328)	(2,747)
Net loss per share and diluted loss per share	(0.02)	(0.03)	(0.05)	(0.04)
Total assets	13,652	10,100	13,652	10,100
Working capital(2)	5,686	527	5,686	527
Total equity	12,233	7,497	12,233	7,497
Book value per Class A share(3)	0.17	0.12	0.17	0.12

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

management analysis of the financial situation and operating results

Acasti obtains its Adjusted EBITDA measurement by adding to net loss finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
 (In thousands of dollars, except per share data)

	Three-month period ended August 31,		Six-month period ended August 31,

	2012	2011	2012	2011
	$	$	$	$
Net loss	(1,752)	(1,724)	(3,328)	(2,747)
Add (deduct):
Finance costs	–	4	1	5
Depreciation and amortization	166	167	332	334
Stock-based compensation	523	299	1,053	448
Foreign exchange (gain) loss	26	–	(11)	13
Adjusted EBITDA	(1,037)	(1,254)	(1,953)	(1,947)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ending February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	251	14	237
Other Income - Revenue from research contracts	–	–	–
Adjusted EBITDA(a)	(1,953)	(916)	(1,037)
Net loss	(3,328)	(1,576)	(1,752)
Loss per share basic and diluted	(0.05)	(0.02)	(0.02)

management analysis of the financial situation and operating results

Fiscal year ended February 29, 2012

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(a)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

Fiscal year ended February 28, 2011

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	–	–	–	–	–
Other Income - Revenue from research contracts	28	–	–	–	28
Adjusted EBITDA(a)	(2,255)	(350)	(456)	(840)	(609)
Net loss	(3,008)	(542)	(706)	(618)	(1,142)
Loss per share basic and diluted	(0.06)	(0.01)	(0.01)	(0.02)	(0.02)

(a)
The Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2012 AND 2011

Revenues
The Corporation generated revenues from sales of $237 from the commercialization of OnemiaTM, its Medical Food product, during the three-month period ended August 31, 2012.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  The Corporation did not generate revenue from sales during the corresponding period in 2011. During the three-month period ended August 31, 2012, the Corporation did not generate revenue from research contracts.  During the three-month period ended August 31, 2011, the Corporation generated revenues from research contracts of $33.

The Corporation generated revenues from sales of $251 from the commercialization of OnemiaTM, its Medical Food product, during the six-month period ended August 31, 2012.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  The Corporation did not generate revenue from sales during the corresponding period in 2011. During the six-month period ended August 31, 2012, the Corporation did not generate revenues from research contracts.  During the six-month period ended August 31, 2011, the Corporation generated revenues from research contracts of $116.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as depreciation of equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

management analysis of the financial situation and operating results

The gross profit for the three-month period ended August 31, 2012 amounted to $114 or 48%, which is in the Corporation’s target range for its gross profit margin, being 45 to 55%.  The Corporation did not realize a gross profit during the three-month period ended August 31, 2011, since it had no revenue from sales.

The gross profit for the six month for the six-month period ended August 31, 2012 amounted to $123 or 49%.  The Corporation did not realize a gross profit during the six-month period ended August 31, 2011, since it had no revenue from sales.

Breakdown of Major Components of the Statement of Operations and Comprehensive Loss for the three and six-month periods ended August 31, 2012 and 2011

Administrative expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Salaries and benefits	243	265	512	425
Stock-based compensation	416	135	835	283
Professional fees	118	179	215	273
Royalties	75	58	103	108
Amortization and depreciation	166	167	332	334
Sales and marketing	39	27	94	44
Investor relations	12	–	22	–
Rent	12	9	18	18
Other	13	15	32	20
TOTAL	1,094	855	2,163	1,505

Research and development expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Salaries and benefits	167	216	357	336
Stock-based compensation	107	164	218	164
Contracts	477	445	696	726
Equipments and laboratory analysis	–	15	–	45
Regulatory expenses	8	28	70	28
Rent	–	–	–	26
Professional fees	22	(1)	49	2
Other	14	23	39	46
Tax credits	(34)	14	(108)	(17)
TOTAL	761	904	1,321	1,356

Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA improved by $216 for the three-month period ended August 31, 2012 to $(1,037) compared to $(1,254) for the three-month period ended August 31, 2011, mainly due to the increase in revenues (see Revenues and Gross Profit sections) and the decreases in administrative and research and development expenses before accounting for stock-based compensation excluded from the calculation of the adjusted EBITDA, of $416 and $107, respectively.

The decrease in administrative expenses is mainly attributable to decreases in professional fees, as well as in salaries and benefits.  The decrease in research and development expenses is mainly attributable to the decrease in salaries and benefits as well as to the increase in tax credits on eligible research and development expenses.

management analysis of the financial situation and operating results

Adjusted EBITDA decreased by $6 for the six-month period ended August 31, 2012 to $(1,953) compared to $(1,947) for the six-month period ended August 31, 2011. The reason for the six-month period decrease is mainly due to the increase in administrative expenses, before accounting for stock-based compensation expenses, of $835, excluded from the calculation of the adjusted EBITDA, partially offset by the increase in revenues (see Revenues and Gross Profit sections) and the decreases in research and development expenses, before accounting for stock-based compensation expenses of $218.

The increase in administrative expenses is mainly attributable to the increase in salaries and benefits, sales and marketing expenses for the commercialization of OnemiaTM and investor relation expenses, partially offset by the decrease in professional fees.  The decrease in research and development expenses is mainly attributable to the decrease in contracts expenses related to the Corporation’s clinical trials, in equipment and laboratory analysis and in rent, as well as to the increase in tax credits, partially offset by the increases in salaries and benefits and regulatory expenses.

Net Loss
The Corporation realized a net loss for the three-month period ended August 31, 2012 of $1,752 or $0.02 per share compared to a net loss of $1,723 or $0.02 per share for the three-month period ended August 31, 2011. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections and by the increase in the stock-based compensation expense of $224.

The Corporation realized a net loss for the six-month period ended August 31, 2012 of $3 328 or $0.05 per share compared to a net loss of $2 747 or $0.04 per share for the six-month period ended August 31, 2011. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections and by the increase in the stock-based compensation expense of $605.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	August 31, 2012	February 29, 2012
Class A shares, voting, participating and without par value	72,760,038	72,636,888
Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	-
Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	-
Stock options granted and outstanding	5,482,500	3,347,500
Series 4 warrants exercisable at $0.25 until October 8, 2013	5,682,350	5,785,500
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000

Cash Flow and Financial Condition between the Three and Six-Month Periods Ended August 31, 2012 and 2011

Operating activities
During the three-month periods ended August 31, 2012 and 2011, the Corporation’s operating activities used cash of $1,380 and $632, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended August 31, 2012 amounted to an decrease of $320 and are mainly due to the increases in trade and other receivables ($145) and tax credit receivable ($34), as well as to the decrease in payable to parent corporation ($346) principally offset by the decrease of inventories ($123) and the increase in royalties payable to the parent corporation ($87).  The net changes in non-cash operating working capital items for the management analysis of the financial situation and operating results three-month period ended August 31, 2011, amounted to an increase of $628 and are mainly due to increases in trade and other payables ($324), payable to parent corporation ($661) and royalties payable to parent corporation ($58), principally offset by increases in trade and other receivables ($282), inventories ($97) and tax credit receivables ($39).

During the six-month periods ended August 31, 2012 and 2011, the Corporation’s operating activities used cash of $2,031 and $1,047, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the six-month period ended August 31, 2012 amounted to an decrease of $63 and are mainly due to the increases in trade and other receivables ($258) and tax credit receivable ($108), as well as to the decrease in trade and other payables ($169), principally offset by the decrease in inventories ($137), as well as by increases in payable to parent corporation ($202) and royalties payable to the parent corporation ($126).  The net changes in non-cash operating working capital items for the six-month period ended August 31, 2011, amounted to an increase of $929 and are mainly due to the decrease in tax credit receivable ($93), as well as to increases in trade and other payables ($445), payable to parent corporation ($976) and royalties payable to parent corporation ($108), principally offset by increases in trade and other receivables ($254), receivables from a corporation under common control ($28), inventories ($390) and prepaid expenses ($21).

Investing activities
During the three-month periods ended August 31, 2012 and 2011, the Corporation’s investing activities generated increases in liquidities of $1,243 and of $508, respectively. The increases in liquidity generated by investing activities during the three-month periods ended August 31, 2012 and 2011 is due to the maturity of short-term investments of $1,250 and $501, respectively.

During the six-month periods ended August 31, 2012 and 2011, the Corporation’s investing activities generated increases in liquidities of $1,494 and of $1,008, respectively. The increases in liquidity generated by investing activities during the six-month periods ended August 31, 2012 and 2011, is due to the maturity of short-term investments of $1,500 and $993, respectively.

Financing activities
During the three-month periods ended August 31, 2012 and 2011, the Corporation’s financing activities generated an increase in liquidities of $26 and $35, respectively. The increases in liquidities generated from financing activity during the three-month periods ended August 31, 2012 and 2011 resulted mainly from net proceeds from exercise of warrants and options of $26 and $40, respectively.

During the six-month periods ended August 31, 2012 and 2011, the Corporation’s financing activities generated an increase in liquidities of $38 and $35, respectively. The increases in liquidities generated from financing activity during the six-month period ended August 31, 2012 and 2011 resulted mainly from net proceeds from exercise of warrants and options of $39 and $40, respectively.

Overall, as a result, the Corporation’s cash decreased by $ 129 and $496, respectively, for the three and six-month periods ended August 31, 2012. Total liquidities as at August 31, 2012, comprised of cash and short-term investments, amounted to $5,159. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

management analysis of the financial situation and operating results

Financial Position

The following table details the significant changes to the balance sheet as at August 31, 2012 compared to February 29, 2012:

Accounts	Increase (Decrease) (In thousands of dollars)	Comments
Cash	(496)	See cash flow statement
Short-term investments	(1,477)	Maturity of short-term investments
Trade and other receivables	258	Increase in trade and other receivables
Tax credits receivable	108	Increase in tax credit eligible expenses
Inventories	(137)	OnemiaTM sales
Intangible Asset	(322)	Amortization
Trade and other payables	(169)	Repayment of trade and other payables
Payable to parent corporation	202	Increase in amount owed
Royalties payable to parent corporation	126	Increase in royalties owed

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($1,419) are due within twelve months.

Significant commitments include:

License agreement
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payment and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation’s Board of Directors renounced to the rights to one of the licensed field, which relieves the Corporation to any further royalties payment related to this licensed field, retroactively to August 7, 2011.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 (from August 8, 2008) - nil; year 2 - $50, year 3 - $200, year 4 - $225, year 5 - $700, and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements

management analysis of the financial situation and operating results

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105, partially paid to date. As at August 31, 2012, an amount of $383 is included in ''Trade and other payables'' in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $ 534 and $1,039, respectively during the three and six-month periods ended August 31, 2012 ($294  and $408, respectively, for administrative costs, $ 165 and $352, respectively, for research and development costs and $75 and $103, respectively, in royalties) and $ 661 and  $936, respectively during the three and six-month periods ended August 31, 2011 ($ 283 and $408, respectively, for administrative costs, $ 319 and $420, respectively, for research and development costs and $59 and $108, respectively, for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $30 and $3, respectively, during the three-month period ended August 31, 2011, and $93 and $23, respectively, during the six-month period ended August 31, 2011 (2012 - nil). These transactions are in the normal course of operations.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.  See note 6 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the Interim Financial Statements).  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the measurement of stock-based compensation.  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

management analysis of the financial situation and operating results

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 4 of the Interim Financial Statements. The Corporation accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Corporation measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and its compliance with IFRS in its financial statements.

The Corporation is not required, pursuant to MI 52-109, to certify the design and evaluation of the Corporation’s Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Corporation may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the three-month period ended August 31, 2012, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no changes during the three-month period ended August 31, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

management analysis of the financial situation and operating results

Risk Factors

The information contained in the Financial Statements and the MD&A for the three and six-month ended August 31, 2012 and 2011 should be read in conjunction with all of the Corporation and the parent corporation Neptune’s public documentation and in particular the risk factors sections in the Corporation’s Listing Application filed on www.sedar.com. This information does not represent an exhaustive list of all risks related to an investment decision in the Corporation.  Other financial instrument risks include:

Credit risk:
Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments and trade and other receivables that potentially subject the Corporation to credit risk. The Corporation’s maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments and trade and other receivables.

Exchange risk:
As at August 31, 2012, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Corporation’s short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:
The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation’s ability, to fund these programs going forward.

Fair value of financial instrument risk:
The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

Risk related to start-up phase

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. The Corporation is considered a development stage enterprise. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the management analysis of the financial situation and operating results

Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at August 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation’s liabilities at August 31, 2012 include amounts due to Neptune of $592. The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required. The continuance of this support is outside of the Corporation’s control. If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA) and has obtained Good Manufacturing Practices accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the time required to complete important strategic transactions, the development and commercialization of its product candidates, the ability to secure additional financing from Neptune and third parties and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Corporation that these estimated results have been achieved.

management analysis of the financial situation and operating results

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at October 11, 2012, the total number of class A shares issued by the Corporation and in circulation was 72,760,038. The Corporation also has 5,482,500 stock options, 5,682,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

/s/ Henri Harland	/s/ Xavier Harland

Henri Harland	Xavier Harland
President & Chief Executive Officer	Chief Financial Officer